Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

October 24, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq., Legal Branch Chief
Chris Chase, Esq.

Re:	CafePress Inc.
Registration Statement on Form S-1
File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933 (the “Securities Act”), Amendment No. 6 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto, which is being submitted by the Registrant to reflect updated financial and other information of the Registrant as of September 30, 2011.

Additionally, in connection with the Registrant’s acquisition of the business of L&S Retail Ventures, Inc., including the e-commerce website InvitationBox.com, the Registrant respectfully submits that it determined, in accordance with Rule 3-05 of Regulation S-X, that the financial statements of the acquired business are not required because none of the conditions specified in the definition of “significant subsidiary” under Rule 1-02(w) of Regulation S-X exceeded 20%. Specifically, (a) the amount of the Registrant’s investment in InvitationBox.com was 13%, (b) the total assets of the acquired business constituted 3% of the Registrant’s total assets and (c) the pre-tax income from continuing operations of the acquired business relative to the Registrant’s pre-tax income was 3%. We respectfully note that this acquisition occurred on October 5, 2011, which was after the end of the third quarter.

The test for investment significance for the Registrant’s acquisition of L&S Retail Ventures, Inc. is as follows:

Purchase Price/Asset Ratio	(in thousands )
InvitationBox.com – Acquisition Purchase Price (1)	$9,500
CafePress Inc. – Total Assets 12/31/2010	$72,056
%	13%

Gross Asset Test
InvitationBox.com – Total Assets 12/31/2010	$1,963
CafePress Inc. – Total Assets 12/31/2010	$72,056
%	3%

Income from Continuing Operations before Income Taxes
InvitationBox.com – Year ended 12/31/2010	$154
CafePress Inc. – Year ended 12/31/2010	$4,447
%	3%

(1)	Represents the maximum potential acquisition purchase price; this amount will be adjusted upon completion of the purchase price allocation.

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October 24, 2011

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino
Monica Johnson
Kirsten Mellor, Esq.
Martin A. Wellington, Esq.
C.F. Pearson

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